1585 Broadway
New York, NY 10036-8299
Telephone 212.969.3000
Fax 212.969.2900
PROSKAUER ROSE LLP
Frank J. Lopez, Esq.
Member of the Firm
Direct Dial 212.969.3492
flopez@proskauer.com
BOCA RATON
BOSTON
LONDON
LOS ANGELES
NEW ORLEANS
NEWARK
PARIS
SÃO PAULO
WASHINGTON
November 6, 2007
VIA FACSIMILE AND OVERNIGHT COURIER
John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004
Re:     Global Consumer Acquisition Corp. —
Registration Statement on Form S-1, File No. 333-144799
Dear Mr. Reynolds:
          Reference is made to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of Global Consumer Acquisition Corp., a Delaware corporation (the “Company”). As indicated in my letter dated November 2, 2007, in response to my telephone discussions with Ms. Pamela Howell on October 31, 2007 and with Mr. Edwin S. Kim on November 1, 2007, we have revised disclosures on pages 20 and 45 of Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Please note that these revisions are reflected in Amendment No. 4 to the Registration Statement (“Amendment No. 4”) filed herewith. In addition, as discussed with Ms. Howell and Mr. Kim, the Company has re-filed Exhibit 5.1 with Amendment No. 4.
           The Company advises the Staff that it has also made the following revisions in Amendment No. 4:
•   updated the assets under management for Hayground Cove Asset Management as of September 30, 2007;
•   revised the name of the bank receiving the initial deposit into the trust account to JPMorgan Chase Bank, N.A., in accordance with the terms of the investment trust agreement; and
•   updated the competition risk factor on pages 34-35 of Amendment No. 4 with information as of November 2, 2007.

PROSKAUER ROSE LLP
November 6, 2007

          Four clean copies of Amendment No. 4, with exhibits, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of Amendment No. 3 on October 25, 2007.
Very truly yours,

/s/ Frank J. Lopez

Frank J. Lopez
Enclosures
cc:   Edwin S. Kim, Esq. (Securities and Exchange Commission)
Ethan Horowitz (Securities and Exchange Commission)
Jason N. Ader (Global Consumer Acquisition Corp.)
Scott LaPorta (Global Consumer Acquisition Corp.)
Jeffrey A. Horwitz, Esq. (Proskauer Rose LLP)
Greg A. Noel, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Thomas J. Ivey, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)